SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)
For the fiscal year ended December 31, 2008
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) EATON ELECTRICAL DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN
Date: June 18, 2009	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller Eaton Corporation

EATON ELECTRICAL DE PUERTO RICO, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON ELECTRICAL DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
During 2008, the Plan adopted Statement of Accounting Standards (“SFAS”) 157, “Fair Value Measurements”.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 18, 2009
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

	December 31
	2008	2007
ASSETS
Receivable — Employer contributions	$28,107	$19,862
Receivable — Employee contributions	68,614	40,179

Total Receivables	96,721	60,041

Investments:
Key Bank EB Magic Fund	—	22,970,944
Vanguard Institutional Index	2,095,046	4,888,424
Eaton Common Shares Fund	2,751,256	4,953,332
Vanguard Balanced Index Fund	695,777	965,010
Vanguard Developed Markets Index	437,349	1,167,594
Vanguard Retirement Savings Trust II	20,703,349	—

Total Investments	26,682,777	34,945,304

Net Assets Available for Benefits at Fair Value	26,779,498	35,005,345

Adjustment from fair value to contract value for fully benefit-responsive investment contract	270,660	229,604

Net Assets Available for Benefits	$27,050,158	$35,234,949

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$981,918	$1,131,634
Employee	2,433,634	2,856,880

	3,415,552	3,988,514

Interest and dividend income	929,329	239,875
Net unrealized/realized appreciation	—	2,438,866

Total Additions	4,344,881	6,667,255

Deductions from Net Assets Attributed to:
Net unrealized/realized depreciation	4,502,429	—
Benefits paid to participants	8,025,901	3,300,881
Administrative Expenses	1,342	1,535

Total Deductions	12,529,672	3,302,416

Net Increase/(Decrease)	(8,184,791)	3,364,839

Net Assets Available for Benefits:
Beginning of Year	35,234,949	31,870,110

End of Year	$27,050,158	$35,234,949

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
1	Description of Plan

The following description of The Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective February 1, 1994, Eaton Electrical de Puerto Rico, Inc. (the Company), which was formerly known as Cutler-Hammer de Puerto Rico, Inc., a wholly owned subsidiary of Eaton Corporation, established the Plan. Effective January 1, 2009 the Plan Sponsor will be Cutler Hammer Electrical Company.

Eligibility:

The Plan provides that all full-time employees not covered under a collective bargaining agreement of the Company are eligible to participate in the Plan immediately upon employment.

Contributions:

Employee Contributions — Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation. Effective January 1, 2009, employees may elect to make before-tax contributions to the Plan up to a maximum of 30% of their compensation.

Employer Contributions — The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee. Effective with the first full pay period beginning after May 1, 2009, the matching contribution has been suspended.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1165(e) of the Puerto Rico Internal Revenue Code, as amended from time to time, as defined in the Plan agreement.

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
1	Description of Plan, Continued

Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant.

Forfeitures:

Forfeited non-vested accounts totaled $14,313 and $21,023 as of December 31, 2008 and 2007, respectively. Future employer contributions will be reduced by these amounts.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

Investments are stated at fair value as measured by quoted prices in active markets except for the common/collective trust fund and the money market fund, which are stated at fair value as determined by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investment include investments in mutual funds and collective funds holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3	Investments

The Plan’s funds were invested with the Key Trust Company through August 2007. Between the period of July and August 2007, Key Trust served as co-trustee. Effective September 1, 2007 Banco Popular became the sole trustee. Investments which constitute more than 5% of the Plan’s net assets are:

	2008	2007
Key Bank EB Managed Guaranteed Investment Contract Fund	N/A	$22,970,944
Vanguard Institutional Index	$2,095,046	$4,888,424
Vanguard Retirement Savings Trust II	$20,703,349	N/A
Eaton Common Shares Fund (A unitized fund of Eaton Shares and cash as of July 1, 2007)	$2,751,256	$4,953,332
During 2008 and 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Common/collective trust funds	$244,099	$1,011,850
Eaton Common Shares Fund	(2,485,539)	1,162,356
Mutual funds	(2,260,989)	264,660

	$(4,502,429)	$2,438,866

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
4	Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5	Party-in-Interest Transactions

Party-in-interest transactions include the investment in the common stock of Eaton Corporation, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2008 and 2007, the Plan received $107,200 and $88,835, respectively, in common stock dividends from Eaton Corporation.

6	Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities”, which amends the disclosure requirements of SFAS 133. SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS 161 is not expected to have a material impact on the Plan’s financial statement.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Account Standards (“SFAS”) 162, “The hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by identifying the sources of accounting principles and a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 will be effected 60 days after U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS 162 is not expected to have a material impact on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
6	Recent Accounting Pronouncements, Continued

In April 2009, the FASB issued three FASB Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities, FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value Financial Instruments, FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, and FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. These staff positions 1) require that the fair value of all financial instruments be disclosed in both interim and annual reporting periods; 2) modify the criteria used to assess other-than-temporary impairments (OTTI) of debt securities and in the collectability of cash flows; 3) bifurcate the recognition of OTTI between earnings and other comprehensive income; 4) require expanded and more frequent disclosures about OTTI; 5) permit adjustments to estimated fair values when, due to significant decrease in the volume and level of market activity or evidence that a market is not orderly, the valuation technique does not fairly present the price at which willing market participants would transact at the measurement date; and 6) require disclosure about inputs and valuation techniques used to measure fair value for both interim and annual reporting periods. The staff positions are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The sponsor has not determined the effect of adopting the staff positions on the net assets available for benefits and changes in those net assets.

7	Benefit-Responsive Investment Contract

The Plan held an interest in a benefit-responsive investment contract with Key Bank National Association (“Key Bank”) through March 31, 2008 and with The Vanguard Group, Inc. (“Vanguard”) beginning March 31, 2008. Key Bank and Vanguard maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Key Bank and Vanguard, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
7	Benefit-Responsive Investment Contract, Continued

The average market yield of the Key Bank Fund for 2007 was 4.49%, and the average market yield of the Vanguard Fund for 2008 was 3.67%. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Key Bank Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 4.54% for 2007. The average yield of the Vanguard Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 3.38% for 2008.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable. The issuer may terminate the contract for cause at any time.

8	Fair Value Measurements

In the first quarter 2008, we adopted SFAS 157, “Fair Value Measurements,” which became effective on January 1, 2008. SFAS 157, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on our financial condition, cash flows, or results of operations.

In accordance with SFAS 157, we have categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

NOTES TO FINANCIAL STATEMENTS

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
8	Fair Value Measurements, Continued

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies (mutual funds) and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value determined by the Total Value of Fund Assets divided by the Total Number of Units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2
	Fair Value	Fair Value	Total
Registered investment companies	$3,228,172	$—	$3,228,172
Common collective trusts	—	20,703,349	20,703,349
Separate accounts	—	2,751,256	2,751,256

Totals	$3,228,172	$23,454,605	$26,682,777

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
EIN 34-1756466
Plan Number 002
December 31, 2008

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Vanguard Retirement Savings Trust II	Common/collective trust funds - contract value	N/A	$20,974,009
	Vanguard Institutional Index	Mutual Funds	N/A	2,095,046
*	Eaton Common Shares Fund	Common stock	N/A	2,751,256
	Vanguard Balanced Index Fund	Mutual Funds	N/A	695,777
	Vanguard Developed Markets Index	Mutual Funds	N/A	437,349

				$26,953,437

*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-150636, Form S-8 No. 333-35697, Form S-8 No. 333-97373 and Form S-8 No. 333-158822) pertaining to the Eaton Electrical de Puerto Rico, Inc Retirement Savings Plan of our report dated June 18, 2009, with respect to the financial statements of the Eaton Electrical de Puerto Rico, Inc Retirement Savings Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2008 and 2007.
Meaden & Moore, Ltd
/s/ Meaden & Moore, Ltd
Cleveland, Ohio
June 18, 2009